(logo) Fidelity Investments®||||||||||||||||||||||||||||||||||||||||||||||||||||||||||\\\\	Fidelity Pricing & Cash Management Services 245 Summer Street Boston, MA 02210-1129 617-563-7000

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Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Fidelity Investment Trust (the trust): Fidelity International Small Cap Fund (the fund) File No. (811-04008)

Ladies and Gentlemen:

On behalf of the above referenced fund, transmitted herewith for filing pursuant to Rule 14a-6(a) of Regulation 14A under the Securities Exchange Act of 1934 is a preliminary copy of the Notice, Proxy Statement, and Form of Proxy to be sent to shareholders in connection with a Special Meeting of Shareholders of the fund to be held on March 18, 2014. Pursuant to Rule 14a-3(c), the required informational copy of the fund's Annual Report for the fiscal period ended October 31, 2012 has been previously furnished to the commission.

We anticipate mailing definitive proxy materials to shareholders on or about January 21, 2014. In order to allow sufficient time to meet this schedule, we would greatly appreciate receiving comments (if any) from the Staff no later than December 5, 2013.

Please contact Jamie Plourde at (817) 474-7037 with any questions or comments relating to this filing.

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/s/ Steve Kavalek
Steve Kavalek
Legal Product Group